N E W S R E L E A S E

        January 17, 2007

BISHA UPDATE

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) is pleased to advise that the Social and Environmental Impact Assessment (SEIA) for the Bisha Project located in Eritrea was presented to the Government of Eritrea in late December. The SEIA and draft Environmental Management Plan were prepared on behalf of the Company by AMEC Americas for the purpose of licensing the Bisha Project. The documents are under active review by both the Government’s technical advisor and the technical advisor to international financial institutions interested in providing project finance for the Bisha mine.

The Company has recruited the Project and Construction Manager for the Bisha Project, reporting to the General Manager for Eritrea, and has commenced the tendering process for an EPCM (engineering, procurement, construction and management) contractor.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future licensing and Governmental matters that are beyond the control of the Company. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU07-01	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com